U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
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___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     CLAYTON        CHARLES        W.
     320 STEPHEN KING DRIVE
     ANDERSON  SC   29621

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     05/00

5. If Amendment, Date of original (Mo./Yr.)
          -

6. Relationship of Reporting Person to Issuer
     Officer
     CHIEF FINANCIAL OFFICER / SECRETARY AND TREASURER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.    -
   b.    -
3. Transaction Code          Code           V
                             ----          ---
   a.                          -            -
   b.                          -            -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
   a.   -          -            -
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.     60,498
   b.      4,300
6. Ownership Form: Direct (D) or Indirect (I)
   a.     D
   b.     I
7. Nature of Indirect Beneficial Ownership
   a.     -
   b.     Held by Spouse
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Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives (1)
     b. Company Sponsored 401(k) Plan  (2)
     c. Incentive Stock Options (Right to Purchase) (3)
2. Conversion or Exercise Price of Derivative Security
     c.  -
3. Transaction Date (Mo./Day/Yr.)
     a.     -
     b.  05/22/00
     c.  -
4. Transaction Code
     Code      V
     ----     ---
   a. -        -
   b. T        -
   c. -        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
      -----        -----
   a.   -            -
   b.   589          -
   c.   -            -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                        -
   b.     Common Stock                       589
   c.     Common Stock                        -
8. Price of Derivative Security
   a.        -
   b.     $8.250
   c.        -
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     47,087
   b.      1,819
   c.     42,774
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D  (1)
   b.     D  (2)
   c.     D  (3)
11.Nature of Indirect Beneficial Ownership a.
   b.
   c.
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Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Incentive stock options granted under the Hampshire Group, Limited
         1992 Stock Option Plan at an exercise price of $5.8125-$18.125, exercisable for five years from date of vesting.

/s/  Charles W. Clayton                            June 1, 2000
-----------------------------                     -------------------
Signature of Reporting Person                     Date
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